CONE Midstream Partners LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

July 25, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	CONE Midstream Partners LP
Draft Registration Statement on Form S-1
Filed June 12, 2014
CIK No. 0001610418

Ladies and Gentlemen:

Set forth below are the responses of CONE Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2014, with respect to the Partnership’s confidential draft registration statement on Form S-1 submitted to the Commission on June 12, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have confidentially submitted through EDGAR our second draft of the Registration Statement (the “Draft No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Draft No. 2 marked to show all changes made since the initial confidential submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment #3 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Draft No. 2, unless otherwise indicated.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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Response: We acknowledge the Staff’s comment and will supplementally provide the Staff with (a) any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that we will present to potential investors in reliance on Section 5(d) of the Securities Act, with a future amendment to the Registration Statement and (b) any research reports about us that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating in this offering, in each case as such written communication or publication becomes available. To date, however, neither we nor the underwriters have engaged in any such communications or publications.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act forms available on our website.

Response: We acknowledge the Staff’s comment and will include all graphical materials or artwork that we intend to use in the prospectus in a subsequent pre-effective amendment to the Registration Statement.

3.	With respect to all third-party statements in your prospectus—such as statements by the U.S. Energy Information Administration—please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Response: We acknowledge the Staff’s comment and have provided to the Staff the relevant source material with respect to third-party statements in the prospectus, marked to highlight the applicable supporting information, in the Supplemental Letter. We confirm that no third-party reports were prepared for us in connection with this offering.

4.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response: We acknowledge the Staff’s comment and will provide in subsequent pre-effective amendments to the Registration Statement all material information other than information that the Partnership is entitled to omit pursuant to Rule 430A under the Securities Act, including all the information required with respect to the offering price, underwriting discounts and the number of units. We acknowledge that the Staff will need sufficient time to review an amendment to the Registration Statement containing such information and that the inclusion of such information may cause the Staff to issue additional comments on areas in the Registration Statement upon which the Staff has not previously commented.

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5.	Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Response: We acknowledge the Staff’s comment and will arrange for FINRA, prior to the effectiveness of the Registration Statement, to contact the Staff and provide a copy of the FINRA no objections letter or to confirm that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

6.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness. Please see Item 601 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have filed all exhibits that are currently available. We will file all remaining exhibits in subsequent pre-effective amendments to the Registration Statement as soon as they are available. We acknowledge that the Staff will need sufficient time to review, and may have comments to, the exhibits to the Registration Statement before accelerating effectiveness.

Prospectus Summary, page 1

Overview, page 1

7.	We note your disclosure that your Sponsors had over 5,700 potential drilling locations as of March 31, 2014. Please disclose whether your Sponsors plan to drill each of these potential locations and, if so, the anticipated time frame for doing so.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, like many companies in the oil and gas industry, our Sponsors determine potential drilling locations in the Marcellus Shale by (a) assuming each well would be drilled with a 5,000 foot lateral within an 86-acre spacing unit and (b) dividing the applicable acreage by such restrictions on a drilling location. Thus, our Sponsors divided the net acres in our dedicated acreage (496,000 net acres) by the spacing restrictions (86 acres) to determine their 5,700 potential drilling locations. The number of, and timing with respect to, the potential locations that our Sponsors may drill will depend on numerous factors (some of which are beyond their control), including lateral length, geologic conditions and economic factors. As a result, our Sponsors are unable to estimate, with any reasonable degree of certainty, their plans for drilling on any particular drilling location or the timing with respect thereto. Please see (a) “Risk Factors—Risks Related to Our Business—Under our Sponsors’ joint development agreement, our Sponsors’ drilling and development plan with respect to their upstream joint venture is subject to annual agreement of our Sponsors and is subject to each Sponsor’s non-consent rights. Accordingly, we can provide no assurance as to the number of wells, if any,

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that will be drilled by our Sponsors in any given year” and (b) “Business—Our Sponsors’ Upstream Joint Venture” (as revised in response to Comment #30) for disclosure that we feel adequately describes the risks, potential timing and other considerations regarding our Sponsors’ drilling and development of potential drilling locations.

8.	We note your disclosure that your Sponsors intend to commence production on over 140 gross wells during the 12 months ending September 30, 2015. Please disclose the number of such wells that you expect to be connected to your midstream systems as of September 30, 2015. We also note the information in the chart on page 2 regarding your Sponsors’ “2014 Estimated Completion Activity.” Please disclose the number of such completed wells that you expect to be connected to your midstream assets at the end of this period.

Response: We acknowledge the Staff’s comment with respect to the number of gross wells anticipated to be connected to our midstream systems and have revised the Registration Statement accordingly. Please see pages 2, 67, 93, 109, 110 and 112.

We acknowledge the Staff’s comment with respect to the “2014 Estimated Completion Activity” chart and have revised the Registration Statement accordingly. Please see pages 2 and 116.

Our Initial Midstream Assets, page 2

9.	Please disclose the reason(s) that CONE is contributing to you a 75% controlling interest in Anchor Systems, and a 5% controlling interest in Growth and Additional Systems in such percentages.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 114.

10.	In describing the rights of first offer from your Sponsors, please disclose the conflict of interest inherent in any such offer, in light of the fact that CONE owns all of the membership interests in your general partner and that there is substantial overlap between the officers and directors of your Sponsors and those of CONE.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 4, 110 and 121.

Business Strategies, page 4

11.	We note your statement that you “expect to make accretive acquisitions from CONE to expand our operations and increase our distributable cash flow.” Please disclose the anticipated timeframe in which you expect to acquire the right of first offer assets from CONE, or state explicitly that you currently do not know when you will acquire such interests. In addition, please disclose the anticipated timeframe in which you “intend to market [y]our services to, and pursue strategic relationships with, third-party producers,” or state explicitly that you currently do not know when you will acquire such interests.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 4 and 111.

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Our Relationship with Our Sponsors and CONE, page 6

12.	Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that each of your general partner, CONSOL Energy Inc. and Noble Energy Inc. will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that the general partner, CONSOL, Noble or the directors or executive officer of each received or will receive in connection with the offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 114.

13.	Please revise your disclosure to state that there are no assurances that you will benefit from your relationship with your Sponsors.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 114.

Risk Factors, page 21

Risks Related to Our Business, page 21

Certain of our Dedicated Acreage is either not Held by Production, page 26

14.	Please quantify the percentage of your dedicated acreage that is not held by production or is yet to be earned by your Sponsors.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 26.

The McQuay to Majorsville Pipeline Experienced a Slip at two Stream Crossings, page 30

15.	Please tell us what consideration you gave to disclosing a range of loss or other narrative related to this loss contingency in the Notes to your financial statements. Refer to ASC 450-20.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the McQuay Pipeline slip was considered for disclosure in the notes to our financial statements. However, based on the remote possibility of a loss associated with the assets involved, we did not believe disclosure was necessary under ASC 450-20. The additional costs involved as a result of the slip were primarily related to the movement of earthen materials at the point of the slip. No loss was incurred related to the incident. As of the date of this letter, we have completed the underlying pipeline pressure testing and plan to have the pipeline in service by the end of July 2014.

We may not Own the Land on which our Pipelines and Facilities are Located, page 36

16.	Please disclose whether you currently own any of the land on which your midstream systems have been constructed, and quantify the percentage of any such land that you own.

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Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. We undertake to provide the percentage of land that we own in a subsequent pre-effective amendment to the Registration Statement. Please see page 36.

Risks Inherent in an Investment in Us, page 37

Cost Reimbursements, Which Will Be Determined in Our General Partner’s Sole Discretion, page 41

17.	Please briefly describe and quantify the expenses for which you will be required to reimburse the general partner. We note your reference to such reimbursements on page 143, however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 42 and 133.

Cash Distribution Policy and Restrictions on Distributions, page 55

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy, page 55

18.	We note that you historically have received funding from your affiliates. Please tell us and disclose to your investors whether there is a commitment, intent or reasonable possibility that your general partner or other affiliates will fund your cash flow deficits or disclose other sources of direct or indirect financial assistance available to you following the closing of this offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 30, 57 and 96. While we have historically received funding from our Sponsors, we do not have any commitment from our Sponsors, CONE, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. However, after the completion of this offering, our Sponsors, indirectly through their respective 50% ownership interests in CONE, will retain a significant interest in us (through CONE’s ownership of a 100% interest in our general partner, a significant limited partner interest in us and all of our incentive distribution rights). Given our Sponsors’ significant indirect ownership interests in us following this offering, we believe our Sponsors will be incentivized to promote and support the successful execution of our business strategies. As a result, there is a reasonable possibility that our Sponsors would choose to provide us with direct or indirect financial assistance.

Unaudited Pro Forma Distributable Cash Flow, page 60

19.	We note your presentation of unaudited pro forma distributable cash flow for the twelve months ended March 31, 2014. Please also present similar information for the year ended December 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 60 and 61.

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Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015, page 62

20.	We note that the most recent period of historical financial statements included in this filing is the three months ended March 31, 2014. Please explain to us why you believe it is meaningful for your forward looking calculation of pro forma available cash to be for the 12 months ended September 30, 2015 as this date is 18 months from your most recent balance sheet date and approximately 16 months from the date of this filing. In any event, please also disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

Response: We believe that providing an estimate of distributable cash flow for the twelve-month period that commences as close as reasonably practicable to the anticipated closing of this offering (currently anticipated to occur in late September 2014 or October 2014) provides more meaningful prospective information to potential investors than forecasting for an earlier period. In addition, due to our gathering agreements with our Sponsors, our Sponsors’ drilling and development plan and our management’s substantial experience in the midstream industry, the Partnership believes that its ability to forecast financial information for the twelve months ending September 30, 2015 is not significantly different from its ability to forecast financial information for an earlier period. For the foregoing reasons, the Partnership believes that it is appropriate to present its estimate of distributable cash flow for the twelve months ending September 30, 2015. We also note that, in a subsequent pre-effective amendment to the Registration Statement, we will update our disclosure to present unaudited pro forma distributable cash flow for the twelve months ended June 30, 2014.

In addition, we confirm that no events have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included. Accordingly, we do not believe any additional disclosure is required in the Registration Statement.

21.	Please add the minimum estimated EBITDA required to pay the annualized minimum quarterly distribution.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. We will provide the minimum estimated EBITDA required to pay the aggregate annualized minimum quarterly distribution once the valuation has been determined in a subsequent pre-effective amendment to the Registration Statement. Please see page 63.

Significant Forecast Assumptions, page 66

Interest Expense, page 68

22.	We note that your estimate of interest expense for the twelve months ending September 30, 2015 is based upon an assumed $48.8 million in average borrowings under your new credit facility. Please also tell us the interest rate you used for this amount and how you selected the interest rate to use.

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Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the interest expense for the twelve months ending September 30, 2015, is based on a 2.50% interest rate, a 0.375% commitment fee on the unused portion of the facility and a five-year amortization of a $3,000,000 origination fee on a $500,000,000 revolving credit facility. The above described interest rate and other terms were based on recent market indications from lenders. We respectfully advise the Staff that we are currently negotiating the terms of our proposed new credit facility with the potential lenders and that we expect to finalize those terms prior to the commencement of this offering. We will provide the key terms of the credit facility we intend to enter into in connection with the closing of this offering once those terms have been agreed to by the respective parties in a subsequent pre-effective amendment to the Registration Statement.

Selected Historical and Pro Forma Financial Data, page 85

23.	Please provide Balance Sheet Data for the year ended 12/31/12 or tell us why you do not believe it is required. Refer to Item 301 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 20 and 86.

Non-GAAP financial measure, page 87

24.	We note that in your reconciliation of EBITDA attributable to CONE Midstream Partners to net income attributable to CONE Midstream Partners LP that you have allocated all of the interest expense to CONE Midstream Partners LP but have allocated some depreciation to CONE Midstream partners and some to non-controlling interests. Please explain to us why you have allocated no interest expense to the non-controlling interest and any impact this has on your forecast of estimated distributable cash flow to CONE Midstream Partners LP for the twelve months ending September 30, 2015.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that all borrowing and related interest expense are anticipated to occur at the Partnership level. There is no assumed borrowing at the operating subsidiary level since each operating subsidiary’s operations will be funded by contributions from the Partnership and CONE based on their respective pro-rata ownership interests in the operating subsidiaries. Depreciation expense is incurred at the operating subsidiary level where the assets are held and allocated to the Partnership and CONE based on their respective pro-rata ownership interests in the operating subsidiaries. Please also see our response to Comment #39 for a description of our structure at the completion of this offering.

25.	We note that you reconcile EBITDA to both net income and net cash provided by operating activities. Please tell us how you have complied with Question 102.06 of our Compliance and Disclosure Interpretations concerning Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include a prominent presentation of net cash used in investing activities and net cash provided by financing activities for the periods presented. Please see page 87.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

Other Factors Impacting Our Business, page 92

26.	We note your disclosure throughout the filing regarding your Sponsors’ joint development agreement and the way in which your Sponsors’ drilling and development plan impacts your business. We also note your disclosure on page 66 regarding your anticipated increase in wet gas gathering volumes from the pro forma twelve months ended March 31, 2104 to the forecasted twelve months ending September 30, 2015 and your disclosure that wet gas is higher margin than dry gas. Please provide additional disclosure regarding your Sponsors’ wet gas production plans and the way in which you expect such production plans to impact your results of operations.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 93 and 112.

Results of Operations, page 94

27.	Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in volume, please provide your readers with insight into the underlying drivers of those changes.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 94 and 95.

Capital Resources and Liquidity, page 96

Revolving Credit Facility, page 96

28.	Please include a summary of the key terms of the credit facility you intend to enter into in connection with the closing of your offering.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our proposed new credit facility with the potential lenders and that we expect to finalize those terms prior to the commencement of this offering. We will provide the key terms of the credit facility we intend to enter into in connection with the closing of this offering once those terms have been agreed to by the respective parties in a subsequent pre-effective amendment to the Registration Statement. We acknowledge that the Staff will need sufficient time to review an amendment to the Registration Statement containing such information.

Cash Flows, page 96

29.	Please disclose the reasons for the changes in working capital that you cite as impacting your cash flows from operations and investing activities. Please quantify these factors to the extent practicable.

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Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 97.

Our Sponsors’ Upstream Joint Venture, page 114

30.	Please disclose the number of wells that will be drilled pursuant to the default plan if neither Sponsor elects to exercise its respective non-consent right.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 22 and 115.

Our Gathering Agreements, page 117

31.	Please provide additional disclosure regarding the “rights and procedural remedies” to which your Sponsors will be entitled should you fail to perform your obligations under the gathering agreements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 118.

Management, page 129

32.	Please revise your disclosure to include the names of each of the members of the committees of your board of directors, as well as any additional members of such board, along with other appropriate biographical disclosure, if applicable. Please see Item 401 of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently identifying the additional members of our board of directors and the members of our board of director’s audit committee, which will be our board of director’s only standing committee. We will provide the names, along with appropriate biographical disclosure, of the additional members of our board of directors and the members of our board of director’s audit committee when known in a subsequent pre-effective amendment to the Registration Statement.

Certain Relationships and Related Transactions, page 142

Distributions and Payments to Our General Partner and Its Affiliates, page 142

Post-IPO Operational Stage, page 142

33.	Please quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner and affiliates, including CONSOL, will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 42, 133 and 145.

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Compensation of Our Officers and Directors, page 132

34.	Please quantify the amount of compensation to which Mr. Fink would be entitled under the severance and change in control programs described on page 135 and the percentage of any such payment for which you will be responsible.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 136. With respect the quantification of severance amounts, we acknowledge the Staff’s comment and respectfully submit that quantification of these amounts is not required under any provisions of Item 402(m) through (r) of Regulation S-K under the Securities Act. Although quantification would be required pursuant to Item 402(j), because we are an emerging growth company under the Jumpstart Our Business Startups Act, this requirement does not apply to us.

Underwriting, page 195

Lock-up Agreements, page 196

35.	You indicate that the underwriters, including but not limited to Wells Fargo Securities, LLC may, “in their sole discretion and at any time or from time to time, without notice, release all or any portion of the common units or other securities subject to the lock-up agreements.” Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such “locked-up” securities.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 198.

Unaudited Pro Forma Condensed Financial Statements, page F-2

36.	We note your disclosure that the unaudited pro forma condensed financial statements give pro forma effect to your entry into a new credit facility, your entry into new long-term, fixed-fee gathering agreements, your entry into an omnibus agreement, and your entry into an operational services agreement. For each of these agreements, please tell us if you have signed and executed these agreements or if they have yet-to-be finalized. For any that have not yet been finalized, please tell us when you intend to finalize the agreements and if there is a possibility of any changes in terms. For any pro forma adjustments based on contracts that have not yet been finalized, if you believe that the amount of the pro forma adjustment is objectively determinable and factually supportable without a signed contract, explain why in reasonable detail. If the amount is not yet objectively determinable and the current pro forma adjustment will be revised in a subsequent amendment once the related contract is finalized, please clarify this.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our unaudited pro forma condensed financial statements have given effect to the following agreements, all of which have yet to be finalized:

•	New Credit Facility – This agreement is currently being negotiated with third party financial institutions. The adjustments for this agreement to the pro forma financial

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statements include fees for capitalized origination costs, amortization of the origination fees and commitment fees of the facility. Based on our current negotiations and standing in the process, we believe these amounts should be excluded from the pro forma financial statements for all periods. We have revised the Registration Statement accordingly. Please see pages 20, 86, 87, F-2, F-4, F-5 and F-7.

•	Fixed-Fee Gathering Agreements – The material terms of these agreements have been agreed to by the Sponsors, and the drafting of these agreements are in the control of the Sponsors and will be completed prior to the Registration Statement going effective. Given that the Sponsors have agreed on the material terms, we do not believe there is a possibility of any significant changes in terms impacting the pro forma financial statements and the adjustments are factually supportable and objectively verifiable.

•	Omnibus Agreement – The material terms of this agreement have been agreed to by the Sponsors, and the drafting of this agreement is in the control of the Sponsors and will be completed prior to the Registration Statement going effective. Given that the Sponsors have agreed on the material terms, we do not believe there is a possibility of any significant changes in terms impacting the pro forma financial statements and the adjustments are factually supportable and objectively verifiable.

•	Operational Services Agreement – The material terms of this agreement have been agreed to by the Sponsors, and the drafting of this agreement is in the control of the Sponsors and will be completed prior to the Registration Statement going effective. Given that the Sponsors have agreed on the material terms, we do not believe there is a possibility of any significant changes in terms impacting the pro forma financial statements and the adjustments are factually supportable and objectively verifiable.

37.	We note your disclosure that the unaudited pro forma condensed financial statements will give effect to the application of the net proceeds of the offering as described in “Use of Proceeds.” In the “Use of Proceeds” section on page 52 you state that net proceeds from the offering will be used to make a distribution to CONE. We do not see where you have reflected this distribution in the pro forma financial statements. Please explain to us how this distribution is or will be reflected in the pro forma financial statements.

Response: We acknowledge the Staff’s comment and respectfully submit that we will reflect the distribution to CONE in the pro forma condensed financial statements in a subsequent pre-effective amendment to the Registration Statement once the amount of the distribution to CONE has been determined. Please also see our response below to Comment #40.

38.	We note your disclosure that your unaudited pro forma condensed financial statements do not give effect to variable general and administrative costs you will incur under the omnibus agreement and operational services agreement. Please describe in reasonable detail the types of expenses that are likely to increase under these agreements and quantify management’s best estimate of the likely increase or aggregate amounts, similar to your disclosure about the additional expenses associated with being a publicly traded partnership.

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Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not give effect to variable general and administrative costs that will be incurred under the omnibus agreement and operational services agreement in the unaudited pro forma condensed financial statements. These costs will be incurred based on the actual time spent by employees’ working on the Partnership’s projects and the compensation of the specific employees that are working on the Partnership’s projects. Due to the fact that the volume of work, the amount of employee time and specific employee costs are all unknown variables to these costs, we do not believe these costs are estimable with reasonable certainty and thus are not factually supportable or objectively verifiable.

39.	We note your disclosure that in connection with the completion of this offering, your sponsors, through CONE, will contribute to you a 75% controlling interest in your Anchor systems, a 5% controlling interest in your Growth systems and a 5% controlling interest in your additional systems. It appears from your financial statements that you consolidate these systems and present a non-controlling interest for the interests retained by CONE. Please explain to us in more detail the structure of the entities that gives you control given the limited economic benefit to the registrant. Please tell us how you considered such entities in relation to variable interest entity accounting and the reason for your response.

Response: CONE Midstream Operating Company LLC, a Delaware limited liability company (“CONE Operating”), owns 100% of the membership interests in each of CONE Midstream DevCo I GP LLC, a Delaware limited liability company (“DevCo I GP”), CONE Midstream DevCo II GP LLC, a Delaware limited liability company (“DevCo II GP”), and CONE Midstream DevCo III GP LLC, a Delaware limited liability company (“DevCo III GP” and, together with DevCo I GP and DevCo II GP, the “DevCo General Partners”). DevCo I GP is the sole general partner of CONE Midstream DevCo I LP, a Delaware limited partnership (“DevCo I LP”), and owns a 75% general partner interest in DevCo I LP. DevCo II GP is the sole general partner of CONE Midstream DevCo II LP, a Delaware limited partnership (“DevCo II LP”), and owns a 5% general partner interest in DevCo II LP. DevCo III GP is the sole general partner of CONE Midstream DevCo III LP, a Delaware limited partnership (“DevCo III LP” and, together with DevCo I LP and DevCo II LP, the “DevCo Limited Partnerships”), and owns a 5% general partner interest in DevCo III LP. CONE owns a 25% limited partner interest in DevCo I LP, a 95% limited partner interest in DevCo II LP and a 95% limited partner interest in DevCo III LP.

Pursuant to the partnership agreement of each DevCo Limited Partnership, the general partner interest held by the applicable DevCo General Partner (and, ultimately, the Partnership through its direct control of CONE Operating and indirect control of the applicable DevCo General Partner upon the completion of this offering) entitles such DevCo General Partner to voting control over, and the exclusive right to manage, the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership. Although the limited partner interest in each DevCo Limited Partnership provides the holder (i.e., CONE) economic rights to profits, losses, gains, deductions and credits in proportion to such holder’s percentage interest in the applicable DevCo Limited Partnership, the limited partner interests in each DevCo Limited Partnership do not entitle the holder to any rights with respect to controlling and managing the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership or the ability to remove the general partner.

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Prior to the completion of this offering, CONE will contribute 100% of the Anchor Systems to DevCo I LP, 100% of the Growth Systems to DevCo II LP and 100% of the Additional Systems to DevCo III LP. In connection with the closing of this offering, CONE will contribute to the Partnership 100% of the membership interests in CONE Operating. As a result, after the closing of this offering, the Partnership will (a) directly own 100% of the membership interests in CONE Operating, (b) indirectly own (through its ownership interest in CONE Operating) 100% of the membership interests in each of the DevCo General Partners, (c) indirectly own (through its indirect ownership interest in DevCo I GP) a 75% general partner interest in DevCo I LP, (d) indirectly own (through its indirect ownership interest in DevCo II GP) a 5% general partner interest in DevCo II LP, and (e) indirectly own (through its indirect ownership interest in DevCo III GP) a 5% general partner interest in DevCo III LP. Consequently, after the closing of this offering, the Partnership (through its indirect ownership interests in the DevCo General Partners and the DevCo Limited Partnerships) will indirectly own a 75% interest in the Anchor Systems, a 5% interest in the Growth Systems and a 5% interest in the Additional Systems. Furthermore, through its direct control of CONE Operating and indirect control of the DevCo General Partners, the Partnership will control and manage the day to day operations, business and affairs of the DevCo Limited Partnerships.

As described above, the Partnership has been structured so that after the completion of this offering, through its 100% ownership interest in CONE Operating, the Partnership will have the power to direct each DevCo Limited Partnership’s most significant economic activities and participate in each DevCo Limited Partnership’s economics. CONE Operating, through its 100% ownership interest in each DevCo General Partner, has the power to direct the most significant economic activities and participates in the economics of each DevCo Limited Partnership. We believe the analysis for each of the DevCo Limited Partnerships can be performed at the CONE Operating level and the results would be consistent if performed at the each of the DevCo Limited Partnerships. Additionally, we evaluated the general partner interests and limited partner interests of each DevCo Limited Partnership as a group based on observations noted from a SEC Staff Speech at the 2006 AICPA Conference. In that speech, it was noted that the general partner interests and limited partner interests may be so closely aligned that it may be appropriate to consider those interests in the aggregate. With this in mind, management evaluated the guidance in ASC 810 to determine which entity should consolidate each of the DevCo Limited Partnerships and CONE Operating and whether any of these entities met the definition of a variable interest entity (“VIE”).

Based upon our review of this guidance, our management concluded that CONE Operating is a VIE because the Partnership, through its ownership interest in CONE Operating, has disproportionate power as compared to its equity investment in each DevCo Limited Partnership. While having the ability to direct the day-to-day operations and control the business activities of each DevCo Limited Partnership, CONE Operating has a 75% economic interest in DevCo I LP, a 5% economic interest in DevCo II LP and a 5% economic interest in DevCo III LP. Conversely, CONE has disproportionately low voting rights in relation to its economic interests of 25% in DevCo I LP, 95% in DevCo II LP and 95% in DevCo III LP.

Securities and Exchange Commission

Management also concluded that CONE Operating is the primary beneficiary of each DevCo Limited Partnership and should consolidate them based on meeting the power and loss/benefits criteria in ASC 810 as described below:

a.	Power Criterion: The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

The Partnership possesses the power to direct the day-to-day operations most significantly impacting the economic performance of (i) CONE Operating through its 100% ownership interest in CONE Operating and (ii) through its indirect 100% ownership of each DevCo General Partner, each DevCo Limited Partnership. CONE, as the limited partner in each DevCo Limited Partnership, has no power to control or manage the DevCo Limited Partnerships. The limited partner of each DevCo Limited Partnership is only granted limited protective rights, consisting of the right to prevent the general partner, without such limited partner’s consent, from entering into any merger transaction or sale or exchange of all or substantially all of the assets of the DevCo Limited Partnership or dissolving or liquidating the DevCo Limited Partnership. In addition, CONE limited partner interest in each DevCo Limited Partnership does not entitle CONE to any right to remove or replace the general partner.

b.	Losses/Benefits Criterion: The obligation to absorb losses of/receive benefits from the VIE that could potentially be significant to the VIE.

Management believes that CONE Operating has the obligation to absorb losses of or receive benefits from the DevCo Limited Partnerships that could be significant to the DevCo Limited Partnerships. CONE Operating, through its indirect 100% ownership of each DevCo General Partner, absorbs the risks resulting from each DevCo Limited Partnership’s economic performance in any direction at 100% of its indirect ownership interest, with no cap or floor.

Due to the fact that these entities are still in the formative stages, we also analyzed who would consolidate each DevCo Limited Partnership under the voting interest model in the event that structural changes would warrant an assessment under that model. Under the voting interest model, CONE Operating, through its 100% ownership in the DevCo General Partners, controls the DevCo Limited Partnerships and thus would consolidate the DevCo Limited Partnerships. After the completion of this offering, the Partnership will control and own a 100% membership interest in CONE Operating and thus should consolidate CONE Operating.

Consolidated Financial Statements, page F-1

40.	In the “Use of Proceeds” section on page 52 you state that net proceeds from the offering will be used to make a distribution to CONE. Please tell us whether you considered providing a pro forma balance sheet for March 31, 2014 reflecting the distribution (but not giving effect to the full offering proceeds) alongside the historical March 31, 2014 balance sheet as well as pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution for the year ended December 31, 2013 and the three months ended March 31, 2014. Please refer to SAB Topic 1B.3.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we considered the guidance in SAB Topic 1.B.3 and did not provide a pro forma balance sheet as of March 31, 2014 reflecting the distribution since the amount of the distribution to CONE has not yet been determined. We will reflect in the pro forma condensed financial statements the distribution to CONE in a subsequent pre-effective amendment to the Registration

Securities and Exchange Commission

Statement once the amount of the distribution to CONE has been determined. Specifically, we will (a) include a pro forma balance sheet alongside our historical combined balance sheet as of March 31, 2014, reflecting a distribution accrual with regard to the amounts that will be distributed to CONE without giving effect to the offering proceeds and (b) provide a brief explanation in the footnotes to our historical combined financial statements related to the pro forma information presented.

We also respectfully advise the Staff that we considered the guidance in Section 3420.2 of the Financial Reporting Manual, which requires pro forma per share data to be presented giving effect to the number of shares whose proceeds would be necessary to pay the distribution (to the extent such distribution exceeds the current year’s earnings) in addition to historical earnings per share. We respectfully note that the historical financial statements included in the Registration Statement are historical financial statements of CONE Midstream Partners LP Predecessor, the Partnership’s predecessor for accounting purposes, and reflect certain assets and operations that will be retained by CONE following the proposed offering, as well as 100% of the assets and operations of our Predecessor’s assets and operations that will be contributed to the Partnership. In connection with the proposed offering, CONE will transfer a 75% controlling ownership interest in the Anchor Systems, a 5% controlling ownership interest in the Growth Systems and a 5% controlling ownership interest in the Additional Systems to the Partnership. As a result, our financial statements will show a significant non-controlling interest in the Anchor Systems (25%), Growth Systems (95%) and Additional Systems (95%). Given the significance of such non-controlling interests and the nature of the Predecessor as an entity without shareholders, we have determined that it would be inappropriate to provide pro forma per share data or historical earnings per share data because such information would not be meaningful and would likely be confusing to investors.

Note 1 – Description of Business and Basis of Presentation, page F-12

41.	If true, please include a statement that the unaudited interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-12.

Note 2 – Significant Accounting Policies, page F-13

42.	We note your disclosure that you believe you cannot reasonably estimate the asset retirement obligations for your midstream system assets as these assets have indeterminate lives. Please explain the basis for this conclusion in more detail and tell us if you believe that this is standard industry practice for your specific type of midstream activity.

Response: We acknowledge the Staff’s comment and respectfully submit that our midstream assets do not have an associated asset retirement obligation as they have indeterminate lives. Midstream assets can run in perpetuity with normal maintenance. We intend to operate our midstream assets as long as supply and demand for natural gas and liquid condensate exist; therefore, our management believes these assets have indeterminate lives and thus an

Securities and Exchange Commission

indeterminate settlement date for any associated asset retirement obligations. Our management believes this is standard practice for midstream assets as evidenced in filings of several peer midstream companies.

Note 3 – Related Party, page F-14

43.	We note your disclosure on page 133 that for 2013 and all prior periods no amounts of compensation for your executive officers were separately allocated to your business. Please tell us why you believe that these financial statements reflect all of the costs of doing business as contemplated by SAB Topic 1B.1. Please refer to Question 1 of SAB Topic 1B.1.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our Predecessor’s midstream business historically has been managed at an organizational level structurally below that of the executive officer level at either of our Sponsors. Under our Predecessor’s current services agreement with a wholly owned subsidiary of CONSOL Energy Inc., all employee compensation expenses are charged to our Predecessor based on direct time spent on managing and operating the midstream business. Accordingly, no amounts of compensation for any executive officers of either of our Sponsors were separately allocated to our Predecessor’s business. We believe the financial statements in all material respects reflect compensation costs related to directing the management of the midstream business. As there were no other executive officer compensation costs incurred by our Sponsors on our Predecessor’s behalf for the periods presented, we believe that the financial statements reflect all material costs of doing business as contemplated by SAB Topic 1B1.1.

44.	We note your statement that transactions with related parties, other than certain transactions with CONSOL related to administrative services, were conducted on terms which management believes are comparable to those with unrelated third parties and that these costs would not have been materially different had they been calculated on a stand-alone basis. Please clarify for us if the “certain transactions” with CONSOL related to administrative services would have been materially different if they had been determined on an arms-length basis. If they would have been different, please tell us how you considered the guidance in Question 2 of SAB Topic 1B.1 to quantify management’s estimate of what the expenses would have been on a stand-alone basis. If you did not provide this disclosure because it is not practicable to estimate what the expenses would have been on a stand-alone basis, please disclose a statement to this effect. Please also disclose an explanation of the allocation method used by CONSOL to allocate costs to CONE along with management’s assertion as to whether the method used is reasonable.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-14. We also respectfully advise the Staff that we have not

Securities and Exchange Commission

disclosed an explanation of the allocation method used by CONSOL to allocate costs to CONE (or management’s assertion as to whether the method used is reasonable) because costs are not allocated to CONE; rather, costs incurred by CONE are based on actual time and materials.

Please direct any questions or comments regarding this correspondence or the Supplemental Letter to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ David M. Khani
David M. Khani Chief Financial Officer CONE Midstream GP LLC

Cc:	Lisa Sellars, Securities and Exchange Commission

Jim Allegretto, Securities and Exchange Commission

Liz Walsh, Securities and Exchange Commission

Lisa Kohl, Securities and Exchange Commission

John T. Lewis, CONE Midstream GP LLC

Kirk Moore, CONE Midstream GP LLC

Bill Finnegan, Latham & Watkins LLP

Brett Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

George Vlahakos, Andrews Kurth LLP

David Oelman, Vinson & Elkins L.L.P.

Jeffery Malonson, Vinson & Elkins L.L.P.